Exhibit 99.(e)(1)
Excerpts from Alcan Inc.’s Proxy Circular dated February 26, 2007 relating to the 2007 Annual Meeting of Shareholders
Report on Executive Compensation
General
The Human Resources Committee of the Board (“Committee”) is responsible for approving the compensation policy for the Company’s executives. The executive compensation strategy recognizes the importance and contribution of highly effective leaders in improving the performance of the Company and to maximize value for Shareholders.
The Committee has established specific objectives to:

•	attract, retain and motivate highly qualified individuals;

•	align the interests of executives with those of Shareholders;

•	reward executives for achieving specific business and strategic objectives; and

•	encourage talented personnel within the Company to aspire to executive positions.
The Committee conducts periodic comprehensive reviews of the compensation of the Company’s executives around the world and the effectiveness of its compensation policies. The Committee is assisted by a consultant employed by Towers Perrin (see page 14 for more detail), in its study of other global companies based in North America, Europe and Asia.
In 2006, the Company undertook a strategic compensation review overseen by the Committee. The objective of this review was to better reflect Alcan’s business strategy with competitive compensation practices and to achieve a more uniform and global approach in regard to compensation. The review was considered advisable as the Company had undergone significant changes in the past few years since the last major compensation review. The strategic compensation review resulted in changes to several aspects of total direct compensation. Certain of the changes were implemented in 2006 as described below.
The total direct compensation policy, which covers base salary, annual incentives (bonus) and long-term incentives, is aligned with prevalent competitive median compensation practices. Compensation data is obtained from two different compensation surveys: (1) a peer group of 25 companies constituting a broad range of relevant material and resource companies, the composition of which was revised following the strategic compensation review; and (2) a group composed of 124 large multinational companies with revenues of $10 billion or more.
Both the short-term and long-term incentive plans are aligned with the Company’s governing objective to maximize value over time. The details of the elements of executive compensation and incentive programs, which applied in 2006, are outlined below.
Compensation of the executive officers
Total direct compensation levels reflect both the responsibility of each position (internal equity) and competitive market levels (external competitiveness). The total compensation policy is targeted at the median of the compensation peer group referred to above.
In order to ensure greater equity among certain senior Executive Officers, their compensation is set against US competitive compensation practices, irrespective of the countries in which they work. Executive Officers may elect to receive their annual compensation in local currency according to the annual average exchange rate of the previous year.
Relative Weighting of Each Compensation Element
The relative weighting of each element of compensation (base salary, short-term and long-term incentive) is aligned with the Executive Officers’ ability to influence business results, ensuring appropriate emphasis on each performance period. The incentive opportunity varies with the individual Executive Officer’s level of responsibility and is established through regular reviews of competitive practice. The table below shows the percentage of each component that comprises the Executive Officers’ total direct compensation, averaged in relation to the title indicated.

Title	Base Salary	Short- Term Incentive	Long- Term Incentive

CEO	14%	17%	69%

Executive Vice Presidents	21%	18%	61%

Senior Vice Presidents	24%	18%	58%

Vice Presidents	39%	21%	40%

Base Salary
The target base salary is the mid-point of a salary range for an Executive Officer and reflects the competitive level of similar positions in the compensation peer group. Actual base salaries for Executive Officers reflect the individual’s performance and contribution to the Company. Base salaries of Executive Officers are therefore reviewed annually and any proposed changes are approved by the Committee before implementation.
Short-Term (Annual) Incentive Plan
The Company’s short-term incentive plan, known as the Executive Performance Award (“EPA”) Plan, is approved by the Committee. For each Executive Officer’s position, a target award is set (expressed as a percentage of the mid-point of base salary) reflecting both the responsibilities of the position and competitive compensation levels. For 2006, the EPA had two components, each based on a different aspect of performance:

1.	Economic Value Added (“EVA” – a registered trademark of Stern Stewart & Co.). Ninety percent of the incentive compensation opportunity of an Executive Officer is based on the overall profitability of the Company and/or the relevant business group as measured against the quantifiable financial metric EVA. Actual amounts paid under this component are subject to certain adjustments for factors such as accounting changes, strategic changes, metal prices and exchange rates.
2.	Environment, Health and Safety (“EHS”) objectives. Ten percent of the incentive compensation opportunity of an Executive Officer is based on the achievement of the EHS objectives as measured against pre-established targets. The achievement of the objectives is validated by the Committee for the Company and the business groups. In 2006, the five objectives using both leading and lagging indicators of performance were: i) recordable case rates; ii) serious injuries rates; iii) environmental impact intensity; iv) EHS risk initiatives; and v) strategic initiatives for the business groups. Each of these objectives has a target of 2% of the EHS compensation component of the EPA.
Both components of the EPA for Executive Officers who are part of corporate head office are contingent upon performance versus the pre-established targets for the Company. In the case of Executive Officers who are responsible for a business group, both components of the EPA are contingent on meeting the pre-established targets of their respective business group in respect of 70% of the total EPA with the remainder based on the performance of the Company.
The EPA targets for both components are developed on a bottom-up basis with each business group aggregating results from all of their business units to obtain an overall target for its business group. The corporate function’s target is an aggregate of each of the business group’s targets and the corporate budget.
The overall EPA award paid is the sum of the weighted results of each component (i.e., EVA and EHS) modified where appropriate to reflect particular circumstances by rating for individual performance and contribution to the Company.
The award paid may vary from zero when the results achieved are at or less than the minimum threshold level set by the Committee, to 200% of the target award when the results achieved are at or exceed the upper threshold level which was set by the Committee.
For 2006, the Committee approved EPA awards for Executive Officers that were generally above the target amounts reflecting performance that was generally above target.

The following table sets out for each component of the EPA the respective ratings and the payout.

EVA and EHS Ratings for EPA results

	Bauxite and Alumina	Primary Metal	Engineered Products	Packaging	Total Alcan

EVA Rating	78%	129%	200%	130%	118%
90% of EVA Rating	70%	116%	180%	117%	106%

EHS Rating	38%	150%	122%	151%	147%
10% of EHS Rating	4%	15%	12%	15%	15%

Payout	74%	131%	192%	132%	121%

The following table sets out the EPA ratings for the Named Executive Officers in 2006, expressed as a percentage of their EPA targets.

Name(1)	EVA (90%)	EHS (10%)

Richard B. Evans	113%(2)	147%

Michael Hanley	113%(2)	147%

Michel Jacques(3)	171%	131%

Christel Bories(4)	129%	148%

David L. McAusland	118%	147%

(1)	T. Engen was paid a prorated target EPA.
(2)	CEO and Chief Financial Officer excluded from certain adjustments.
(3)	Prior to 1 December, M. Jacques held a similar position in the Engineered Products Group.
(4)	Prior to 1 December, C. Bories held a similar position in the Packaging Group.
As a bridging measure until an updated EPA Plan takes effect for 2007 (see below), the Committee approved the Supplemental Short Term Incentive Plan (“SSTIP”) which had the objective of motivating the achievement of specific individual objectives to support the improvement of Shareholder value. The Executive Officers except the CEO were eligible to participate in the SSTIP. The target payout under the SSTIP is 10% of the mid-point of each Executive Officer’s base salary range: i) 5% based on the Executive Officer’s contribution to the reduction of Alcan’s selling, general and administrative expenses, and ii) 5% based on the achievement of two individual performance objectives. The SSTIP covered a total of 84 senior employees with an aggregate cash award of $2.6 million. Payouts under the SSTIP averaged 117% of the target amounts. The amounts of the SSTIP awards for the Named Executive Officers in 2006 are set out in the Summary Compensation Table (see page 28).
Long-Term Incentive Plan
Long-term incentive compensation for the most senior executives is provided through (1) the Alcan Total Shareholder Return (“TSR”) Plan and (2) the Alcan Restricted Share Unit Plan (“RSU Plan”). In 2006, Executive Officers received half of their target long-term incentive compensation value from each of these two plans. The details for the two plans are described below.

1.	The Company’s TSR Plan aligns the interests of executives with those of Shareholders by rewarding them for maximizing value over time through relative Share price increases.

The TSR Plan is a US dollar-denominated cash incentive plan that provides performance awards to eligible employees based on the Company’s Share price and cumulative dividend yield performance relative to the performance of the companies included in the Standard & Poor’s (“S&P”) Industrials Index on the New York Stock Exchange over a three-year period (“Performance Period”).

The award amount, if any, is based on the Company’s relative Total Shareholder Return performance, as defined in the TSR Plan, and on the ranking of the Company against the other companies in the S&P Industrials Index at the end of the Performance Period. If the Company’s Total Shareholder Return performance ranks below the 30th percentile rank of that of the companies in the index, the employee will not receive any award for that Performance Period. At the 30th percentile rank, the employee will be paid an award equal to 60% of the target for that Performance Period. At the 50th percentile rank, the employee will earn a payout of 100% of the target, and at or above the 75th percentile rank, the employee will earn a payout of 300% (i.e. the maximum payout). The actual amount of award (if any) will be prorated between the percentile rankings.

Effective 20 September 2006, further to the strategic compensation review, the TSR Plan was amended. The amendments apply to all awards issued on or after that date. Including the 2006 grant referred to below, the comparator group of companies was changed from the S&P Industrials Index to the S&P Materials Index to better reflect the Company’s performance among comparable companies. Furthermore, the maximum payout amount has been modified. At or above the 75th percentile rank, the employee will earn a maximum award of 250% (rather than 300%) of the target. The actual amount of award (if any) will continue to be prorated between the percentile rankings.

In addition, the TSR Plan was amended to allow eligible employees with the option to receive an additional 20% of their payout if they elect to exchange the TSR payout into a long-term Company equity-related investment.

Fiscal residents in Canada will be entitled to exchange their TSR Plan payout into Deferred Share Units in accordance with the Executive Deferred Share Unit Plan (see below) and to receive an additional 20% Deferred Share Units of the TSR payout exchanged. The 20% Company match is to encourage the employees to commit to a long-term investment in the Company.

In 2006, an aggregate TSR Plan target award of $15,715,019 was granted to 102 key employees around the world. The actual amount of cash awards, if any, in relation to this target will be paid in 2009. The amount of the award is expensed in the Company’s income statement throughout the Performance Period.

For more details on TSR Plan grants, see page 33.

In 2006, an aggregate cash award of $4,304,275 was paid out to 60 key employees for the Performance Period that commenced 1 October 2003 and terminated on 30 September 2006. This cash award was the subject of an adjustment for the Company’s performance before and after the spin-off of Novelis Inc. on 6 January 2005 The total cash payout was 42% of the target award.

2.	The practice of granting options under the Alcan Executive Share Option Plan (“Options”) (see page 29) and Stock Price Appreciation Units under the Stock Price Appreciation Unit Plan (“SPAUs”) (see page 32) in connection with long-term incentive plan has been suspended in favour of granting Restricted Share Units in accordance with the RSU Plan (“RSUs”). The RSU Plan was introduced in September 2006 following the strategic compensation review.

The purpose of the RSU Plan is to encourage the long-term financial success of the Company by promoting alignment of interests between participating executives and Shareholders. The Company suspended the granting of Options/ SPAUs and introduced the RSU Plan to align itself with evolving practices.

The RSU Plan provides for the granting of RSUs to eligible participants. RSUs are notional share equivalents with the underlying value of the Company’s Shares. The RSUs will have a vesting period of no longer than three years (“Vesting Period”). The participants will also be credited additional RSUs corresponding to dividends on Shares.

The RSUs are redeemed in cash at the end of the Vesting Period based on the Fair Market Value (defined as the average of the closing prices of the Common Shares on the New York Stock Exchange over the previous 21 trading days) on that date multiplied by the number of RSUs held by the participant.

On 20 September 2006, RSUs were awarded with a three-year Vesting Period. The participants will be awarded an additional 20% of the RSU value in the form of a Company incentive if a participant elects to exchange the RSUs into a long-term Company equity-related investment.

Fiscal residents in Canada will be entitled to exchange their RSUs into Deferred Share Units in accordance with the Executive Deferred

Share Unit Plan (see below) and to receive an additional 20% Deferred Share Units of the RSUs exchanged. The 20% Company match is to encourage these executives to commit to a long-term Company equity-related investment.

On 6 December 2006, the Committee approved a subplan to the RSU Plan to be applicable to fiscal residents in France (“French RSU Plan”) and granted them RSUs with a two-year vesting period (“French Vesting period”). The adoption of the French RSU Plan was necessary to accommodate the French fiscal regime. At the end of the French Vesting Period, the French participants will receive the same number of Shares in exchange of their RSUs. Any dividend declared during the French Vesting Period will be paid in cash. The French participants will not be entitled to dispose of the Shares for two years from the end of the French Vesting Period. Prior to the end of the French Vesting Period, a French participant may elect to hold the Shares until termination of employment (retirement, resignation or death). If such election is made, the French participant will be entitled to receive an additional 20% of RSUs that will also be subject to another two-year French Vesting Period and two-year holding period.

In 2006, a total of 1,098,900 RSUs were granted to 793 key employees around the world. The actual amount of the award will be paid in 2009, or 2008 in the form of Shares in the case of the French RSU Plan. The amount of the award is expensed in the Company’s income statement over the vesting periods.

Executive Deferred Share Unit Plan
Under the terms of the Executive Deferred Share Unit Plan (“EDSU Plan”), executives with fiscal residence in Canada may elect, prior to the beginning of any particular year, to receive Executive Deferred Share Units (“EDSUs”) with a value between 10% and 100% of their EPA award for that year, instead of a cash payment. These executives may also elect to receive EDSUs for their TSR Plan award for the Performance Period then ending and for their RSU award for the Vesting Period then ending, instead of a cash payment in each case. As described above, following the compensation review, eligible executives who make this election would also receive from the Company an additional 20% of EDSUs for their TSR Plan payout and RSUs exchanged to encourage these executives to commit to a long-term investment in the Company. The ability to elect to receive EDSUs for the TSR Plan award and the 20% Company match is subject to a pending ruling from Canadian taxation authorities.
The number of EDSUs is determined by dividing the amount elected by the average Share price on the Toronto and New York stock exchanges at the end of the preceding year for the EDSUs related to the EPA and at the end of the Performance Period for the EDSUs related to the TSR Plan. The number of EDSUs for the RSU Plan will equal the number of RSUs at the end of the Vesting Period. Additional EDSUs, which correspond to dividends declared on Shares, are credited to each holder.
The EDSUs are redeemable only upon termination of employment (retirement, resignation or death) and therefore EDSUs align the interest of participating Executive Officers with those of Shareholders. The cash amount to be paid by the Company upon redemption will be calculated by multiplying the accumulated balance of EDSUs by the average Share price on the said exchanges at the time of redemption.
Executive Share Ownership Guidelines
As a result of the strategic compensation review, the Committee approved Share ownership requirements for Executive Officers to align their interests with those of Shareholders by having a portion of the Executive Officer’s wealth tied with the performance of the Company. The requirements are in proportion to the Executive Officer’s compensation and position and must, in each case, be attained by the Executive Officers by the later of 31 December 2009 or the third anniversary of their becoming Executive Officers, through holdings of the Company’s Shares, RSUs, EDSUs and units in savings plans.
The following tables set out the minimum ownership requirements and the holdings of the Named Executive Officers as at 31 December 2006

using the closing of the Company’s Share on the last trading day prior to year-end ($48.74).

Title	Minimum Ownership
Requirement

CEO	5 times salary

Executive and Senior Vice Presidents	3 times salary

Vice Presidents	1 time salary

	Minimum	Ownership	Current
	Ownership	Value at	Ownership
	Requirement to	31	Multiple
	be attained by	December	of
Name	31 December	2006	Salary
	2009	$
	$

Richard B. Evans	5 times	7,073,058	6.4

Michael Hanley	3 times	1,597,764	2.7

Michel Jacques	3 times	1,425,102	2.5

Christel Bories	3 times	1,338,400	2.3

David L. McAusland	3 times	1,564,106	3.1

Changes for 2007
For 2007, as a result of the strategic compensation review, the Committee approved a change to the determination of the two components of the EPA Plan. The EPA Plan will be divided as follows: i) 70% of the incentive compensation based on EVA which is further divided into 70% for the individuals own reporting unit and 30% for the next highest reporting unit, and ii) 30% which represents individual and/or team targets with a component relating to EHS objectives.
Compensation of the chief executive officer
The CEO’s annual compensation is administered by the Board, based on the review of the CEO’s performance by the Committee and on its recommendations according to the policies described above.
Mr. Engen, the former CEO, retired from Alcan on 11 March 2006. From 1 January 2006 to 11 March 2006, he was paid a base salary of $295,455 (prorated on the basis of his annual salary of $1,500,000) and a prorated target EPA award in the amount of $479,452. The terms of Mr. Engen’s employment agreement provide that all Options granted and TSR awards will vest over their entire terms.
Mr. Evans became CEO on 12 March 2006 and entered into a new employment agreement with Alcan.
The Board of Directors initially set Mr. Evans’ compensation on a competitive level with other US chief executive officers of global companies of similar size and also provided Mr. Evans with a comparable level of compensation to the compensation offered by comparable US companies. Decisions pertaining to the CEO’s compensation are based on the Board evaluation of the CEO’s performance relating to financial and strategic objectives which are consistent with the performance metrics of the EPA (see page 21).
The CEO’s total direct compensation (base salary, target annual incentives and target long-term incentives) was set by the Committee between the 25th and the 50th percentiles of the US market to reflect his recent appointment as CEO.
In 2006, Mr. Evans’ annual base salary was $1,100,000 upon his appointment. An annual EPA award based on an established target and on performance objectives was paid. For 2006, the target was 125% of the base salary. The Board effected a positive EPA adjustment of $100,000 reflecting Mr. Evans individual performance. The total EPA amount paid for 2006 was $1,611,542.
As part of his long-term incentive, Mr. Evans received a target compensation value of five times the amount of his annual base salary of which one-half will be in RSUs under the RSU Plan and the other half under the TSR Plan. He received 72,100 RSUs which is based on a compensation value of $2,750,000. The RSUs will be payable at the end of the three-year Vesting Period (19 September 2009) under the terms and conditions of the RSU Plan (see page 23). He also received a TSR target cash award of $2,750,000 payable at the end of the three-year Performance Period (30 September 2009) under the terms and conditions of the TSR Plan (see page 33).
To reflect the time between his appointment as CEO and the Company’s annual award of long-term incentive compensation, Mr. Evans has been granted an Option to purchase 167,250 Common Shares representing 50% of the target long-term incentive compensation value. This performance-based “C” Option was granted on 13 March 2006 at an exercise price of Can. $49.59 per Share with a compensation value of $2,750,000, based on a Lattice model evaluation (see page 29). The Lattice or binomial model is essentially a mathematical decision tree which divides the life of the long-term incentive into time periods, where the share price is modeled to move either up or down according to a probability derived from the input factors.
Mr. Evans received a TSR cash payout of $405,087 for the three-year period that commenced 1 October 2003 and terminated on 30 September 2006.

The employment agreement provides that Mr. Evans could elect to receive his additional pension entitlement as CEO, either in the form of a pension or as an amount payable in the form of stock units. Mr. Evans elected to receive the entitlement in the form of a pension in the Alcan Pension Plan for Officers. Mr. Evans will continue to participate in the Alcan Pension Plan for Officers and his pension entitlement will be calculated to reflect his pensionable earnings (see page 35).
The portion of Mr. Evans’ compensation attributable to services rendered in Canada is adjusted so that his net income after taxes is the same as it would have been in the United States.
Mr. Evans is eligible for a termination payment in the event his employment is terminated by the Company without cause prior to the age of 63, in which case Mr. Evans will receive an amount equal to twice the sum of his base salary and target bonus on the termination date. In the event of termination after the age of 63, Mr. Evans will be entitled to a severance amount reduced on a proportionate basis for each month to age 65.
In case of termination of employment prior to age 65, Mr. Evans’ pension entitlement will be calculated on the basis of termination on the earlier of two years following the actual date of termination and the date he reaches the age of 65. Mr. Evans would also be entitled to the acceleration of vesting of all Options.
In addition, Mr. Evans and the Company entered into a change of control agreement which would be effective upon the occurrence of two events: (1) a change of control of the Company; and (2) the termination of employment either by the Company without cause or by him for defined reasons. In such cases, Mr. Evans would be entitled to an amount equal to 36 times the sum of his (a) monthly base salary on the date of termination and (b) monthly EPA guideline amount in effect at the date of termination. He would also be entitled to an amount determined under the RSU Plan and the TSR Plan.
The table below highlights the salary, bonus and other annual compensation earned and the expected value of the long-term compensation awarded to Mr. Evans in 2006 as established by the Committee.

Compensation	2006		2005	2004

Base salary	1,037,262		781,200	781,200

EPA	1,611,542		950,000	932,257

Other annual compensation(1)	1,088,847		368,346	656,598

Grant of Options(2)	2,750,000	(3)	1,571,500	1,588,500

Grant of RSUs	2,750,000	(4)	—	—

Grant of TSR Plan target cash amount(5)	2,750,000		1,571,500	1,588,500

Current service cost(6)	364,000		216,000	195,000

Total	12,351,651		5,458,546	5,742,055

(1)	Detailed information on these amounts is presented in the “Summary Compensation Table” on page 28.

(2)	Target long-term incentive value of the Options. Actual gains, if any, on exercise will depend on the value of the Shares on the date of exercise.

(3)	One time grant for the time between the date of appointment as CEO and normal annual long-term incentive compensation date.

(4)	Target long-term incentive value of the RSUs. Actual payment will depend on the Fair Market Value of the RSUs as calculated in accordance with the RSU Plan (see page 23 for a description of the RSU Plan).

(5)	Not in the form of a payment — the target amount under the TSR Plan for the Performance Period (see page 22 for a description of the TSR Plan). Actual payment, if any, will depend on the total shareholder return as calculated in accordance with the TSR Plan. In 2006, Mr. Evans received a TSR Plan cash award of $405,087 for a TSR Plan target granted in September 2003 for the three-year period which commenced on 1 October 2003 and terminated on 30 September 2006 (see above).

(6)	Annual pension service cost is the value of the projected pension benefit attributable by the pension benefit formula to services rendered in the specific year.
Approval of this Report on Executive Compensation
The Committee, whose members are named below, has approved the issue of this report and its inclusion in this Circular.

Gerhard Schulmeyer, chairman of the Committee
Roland Berger
Jean-Paul Jacamon
Gwyn Morgan
Christine Morin-Postel
Guy Saint-Pierre

Executive Officers’ Compensation
The following table sets out the compensation for the CEO, the former CEO, the Chief Financial Officer and the three other most highly compensated Executive Officers (collectively, the “Named Executive Officers”) for the year ended 31 December 2006 and for each of the two preceding years.
Summary Compensation Table

							Long-Term Compensation

		Annual Compensation					Awards				Payouts

							Shares Under
							Options or
							Appreciation		Shares or		Long-Term
Name and					Other Annual		Units		Restricted		incentive Plan		All Other
Principal Position	Year	Salary	Bonus		Compensation		Granted		Share Units		Payouts		Compensation
			(1)(2)		(3)		(4)(5)		(6)(7)		(8)		(3)
		($)	($)		($)		(#)		($)		($)		($)

Richard B. Evans	2006	1,037,262	1,611,542	(9)	1,088,847	(10)	167,250	(11)	2,845,066	(12)	405,087	(13)	41,529
President and Chief	2005	781,200	950,000		368,346		141,500	(11)	0		2,200,673		35,396
Executive Officer							5,702	(14)
	2004	781,200	932,257		656,598		110,700	(11)	0		0		32,966

Travis Engen (15)	2006	295,455	479,452	(9)	16,927		0		—		1,815,690		118,363
Former President and	2005	1,500,000	3,500,000		(942,664	) (16)	450,100	(11)	0		5,642,750		80,775
Chief Executive Officer	2004	1,350,000	2,031,750		402,073		348,000	(11)	0		0		96,031

Michael Hanley	2006	600,000	719,586	(17)	33,230		0		1,152,232	(12)	159,989		16,729
Executive Vice President	2005	550,358	625,000		31,524		84,600	(11)	0		800,819		13,672
and Chief Financial	2004	404,300	410,202		29,045		33,600	(11)	0		0		10,368
Officer

Michel Jacques (18)	2006	495,250	805,166	(17)	120,248	(19)	0		775,389	(12)	152,351		11,009
Senior Vice President and									358,416	(20)
President and Chief	2005	427,700	731,756		135,710		55,700	(21)	0		181,350		0
Executive Officer,	2004	407,700	689,257		176,399		39,300	(21)	0		0		56
Primary Metal Group

Christel Bories (22)	2006	552,083	584,914	(17)	32,698		0		1,336,593	(23)	0		0
Senior Vice President and	2005	520,000	477,071		6,845		69,200	(11)	0		0		0
President and Chief	2004	490,000	625,165		13,542		48,000	(11)	0		0		0
Executive Officer,
Engineered Products Group

David L. McAusland	2006	506,000	653,344	(17)	31,609		0		775,389	(12)	668,086	(24)	18,383
Executive Vice President	2005	440,600	590,000		29,169		69,200	(11)	0		840,770		14,756
Corporate Development and	2004	440,600	721,384		27,255		48,000	(11)	0		0		13,040
Chief Legal Officer

(1)	See page 21 for description of the Executive Performance Award Plan.

(2)	See page 22 for description of the Supplemental Short Term Incentive Plan.

(3)	See Other Compensation on page 29.

(4)	See page 29 for description of the Alcan Executive Share Option Plan.

(5)	See page 32 for description of the Alcan Stock Price Appreciation Unit Plan.

(6)	See page 24 for description of the Executive Deferred Share Unit Plan.

(7)	See page 23 for description of the Restricted Share Unit Plan.

(8)	See pages 22 and 33 for description of the Total Shareholder Return Performance Plan.

(9)	See Compensation of the Chief Executive Officer on page 25.

(10)	Tax equalization payment of $1,043,739 is made to adjust Mr. Evans’ net income after taxes so that it would not be less than it would have been in the U.S.

(11)	Granted as C Options (see page 29 for description).

(12)	Granted as Restricted Share Units on 20 September 2006 with a Vesting Period of three years, based on a Share price of $39.46 on the grant date: R. B. Evans, 72,100 RSUs; M. Hanley, 29,200 RSUs; M. Jacques, 19,650 RSUs; D. L. McAusland, 19,650 RSUs.

(13)	Mr. Evans elected to receive 50% of this TSR payout under the EDSU Plan; he received 5,127 EDSUs.

(14)	Grant of D Options became effective (see page 29 for description).

(15)	Mr. Engen retired from Alcan on 11 March 2006.

(16)	A $961,075 adjustment for Mr. Engen’s tax equalization (which is a tax adjustment so that net income after taxes is not less than it would have been in the US) for 2004.

(17)	EPA payments: M. Hanley, $628,839; M. Jacques, $736,761; C. Bories, $510,290; D. L. McAusland, $579,445. SSTIP payments: M. Hanley, $90,747; M. Jacques, $68,405; C. Bories, $74,624; D. L. McAusland, $73,899.

(18)	Mr. Jacques was Senior Vice President and President and Chief Executive Officer, Engineered Products Group until 30 November 2006.

(19)	Includes payments of $65,229 for housing assistance and of $33,390 for expatriate benefits.

(20)	Granted as 7,200 Restricted Share Units on 6 December 2006 with a Vesting Period of three years, based on a Share price of $49.78 on the grant date.

(21)	Granted as Stock Price Appreciation Units (see page 32 for description).

(22)	Ms. Bories was Senior Vice President and President and Chief Executive Officer, Packaging until 30 November 2006.

(23)	Granted as 26,850 Restricted Share Units on 6 December 2006 with a French Vesting Period of two years, based on a Share price of $49.78 on the grant date.

(24)	Comprises: (i) TSR payout of $167,586; (ii) special restricted share units granted on 15 December 2003 in recognition of his contribution to the combination with Pechiney vested on 15 December 2006 as 10,004 such restricted share units, which at a share price of $50.03 represents $500,500. The restricted share units were exchanged for EDUs.

Other Compensation
In addition to benefits under the Executive Performance Award Plan (described above), the Supplemental Short Term Incentive Plan (described above), the Alcan Executive Share Option Plan (described below), the Alcan Stock Price Appreciation Unit Plan (described on page 32), the RSU Plan (described on page 23) and the TSR Plan (described on pages 22 and 33), compensation benefits are made available to senior employees under various plans. These compensation benefits are reported as “Other Annual Compensation” or “All Other Compensation” in the Summary Compensation Table. The Other Annual Compensation column includes benefits from plans for the use of automobiles, plans for professional financial advice and for club membership fees, and in applicable cases, expatriate benefits, tax equalization payments and housing assistance. The All Other Compensation column includes benefits from retirement benefit plans, life insurance plans and savings plans.
Alcan Executive Share Option Plan
The Alcan Executive Share Option Plan (“Option Plan”) provides for the granting to senior employees of non-transferable options (“Options”) to purchase Shares. No annual grant of Options was made in 2006 as a component of the long-term incentive compensation except that Mr. Evans received a special grant upon being appointed CEO. Options may be exercised only for so long as the optionee remains an employee. No repricing of Options is permitted.
The Human Resources Committee may make rules relating to the administration of the Option Plan including the determination of executives eligible, the number of Options granted, the exercise price, the vesting period, the terms of exercise, the option period and any other rules necessary or desirable for the administration of the Option Plan. Options may have connected stock appreciation rights, if so determined by the Human Resources Committee.
Currently, the Board is entitled to amend, suspend or terminate the Option Plan. Shareholder approval is required for any fundamental change to the Option Plan. As described in Schedule B, the Company proposes to make certain modifications to the amendment provisions of the Option Plan.
A Options
Prior to 22 April 1993, the Option Plan provided for the granting of Options, referred to as “A Options”. Alcan made loans to assist in financing the purchase of Shares through the exercise of A Options. The interest rate is currently nil on all outstanding A Option loans. The loans have terms of up to 9 3/4 years.
As at September 2002, all A Options had been exercised or had expired but certain loans under the A Options are outstanding (see Table of Indebtedness of Executive Officers on page 39).
C Options
Beginning on 23 September 1998, the Option Plan provides for Options, referred to as “C Options”.
The exercise price per Share under C Options is set at not less than 100% of the market value of the Share on the effective date of the grant of each C Option. The effective date is fixed at the time of the grant. Each C Option is exercisable (not less than three months after the effective date) in respect of one-third of the grant when the market value of the Share has increased by 20% over the exercise price, two-thirds of the grant when the market value of the Share has so increased by 40% and the entire amount of the grant when the market value of the Share has so increased by 60%. The said market values must exceed those thresholds for at least 21 consecutive trading days. The said thresholds are waived 12 months prior to the expiry date, which is 10 years after the effective date. In the event of death or retirement, any remainder of this 10-year period in excess of five years is reduced to five years, and the said thresholds are waived.
D Options
In respect of C Options granted to certain senior executives in 1997 and 1998, Alcan has granted further Options, referred to as “D Options”. The grant shall become effective upon the exercise of associated C Options and upon the executive placing at least one-half of the Shares resulting from the exercise of the C Option, as the case may be, in trust with an agency named by Alcan for a minimum period of five years. The exercise price per Share of each D Option is set at not less than 100% of the market value of the Share on the exercise date of the associated C Options. D Options are exercisable in the same manner as the associated C Option. The option period for the D Option will terminate on the same date as the associated C Options. The vesting provisions of the D Options are identical to those of the associated C Option.
F Options
Certain options granted under the stock option plans of Pechiney are exercisable for Shares or exchangeable into Options for Shares, referred to as “F Options” in accordance with liquidity agreements signed with the holders thereof.
There are eight series of Pechiney options. As this was a transitional measure related to the acquisition of Pechiney, no further F Options will be granted.
Limits on Grants of Options
Alcan may issue in any year Options in respect of a Yearly Allotment, as defined in the Option Plan, in aggregate not exceeding 0.75% of the Shares outstanding as at the end of the previous calendar year. In addition, the unused portion of any previous Yearly Allotment may be carried forward.
Securities Authorized for Issuance Under Equity Compensation Plans
The following table provides information regarding the Common Shares issuable upon the exercise of Options, as well as the number of Common Shares remaining available for issuance under the Option Plan for 2006.
Equity Compensation Plan Information for 2006

Plan category	Number of securities to be issued upon exercise of Options (a)	Weighted-average exercise price of outstanding Options (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)

Equity compensation plans approved by security holders
• Alcan Executive Share Option Plan (except F Options)	8,139,547 (1)	Can. $44.99	12,448,818 (2)
• F Options	2,698,873 (3)	€32.49

Equity compensation plans not approved by security holders	—	—	—

Total	10,838,420	N/A	12,448,818

(1) This represents 2.2% of the total outstanding Shares of Alcan.
(2) This represents 3.4% of the total outstanding Shares of Alcan.
(3) This represents 0.7% of the total outstanding Shares of Alcan.
The following table provides information pertaining to Options granted to the Named Executive Officers during 2006.
Option Grants during 2006

Name	Shares Under Options Granted (#)	Percent of Total Options Granted to Employees in 2006	Exercise Price and Market Value on Date of Grant (Can. $/Share)	Expiration Date

R. B. Evans	167,250 (1)	100%	49.59	13 March 2016

(1) C Option grant on 12 March 2006.

The following tables summarize, for each of the Named Executive Officers, (a) the number of Shares acquired by Options exercised during 2006, (b) the aggregate value realized upon exercise, which is the difference between the market value of the underlying Shares on the exercise date and the exercise price of the Option, (c) the total number of Shares underlying unexercised Options held at 31 December 2006, and (d) the aggregate value of unexercised in-the-money Options at 31 December 2006, which is the difference between the exercise price of the Options and the market value of the average price of the Shares on the last trading day prior to year-end, which was Can. $56.57 per Share and €36.98 per Share for the F Options. The aggregate values indicated with respect to unexercised in-the-money Options at financial year-end have not been, and may never be, realized. These Options have not been, and may never be exercised, and actual gains, if any, on exercise will depend on the value of the Shares on the date of exercise.
Aggregated Option Exercises during 2006 and Year-End Option Values (except F Option)

			Shares Underlying	Value of
	Shares	Aggregate	Unexercised	Unexercised
	Acquired	Value	Options at	In-the-Money Options at
Name	on Exercise	Realized	31 Dec. 2006 (1)	31 Dec. 2006 (1)
	(#)	(Can. $)	(#)	(Can. $)

R. B. Evans	115,968	2,788,206	E: 221,384	E: 4,011,966
			U: 418,662	U: 3,701,610

T. Engen	0	0	E: 638,766	E: 7,725,913
			U: 1,626,851	U: 9,517,533

M. Hanley	106,996	2,160,722	E: 0	E: 0
			U: 91,872	U: 1,017,636

M. Jacques	1,939	46,938	E: 25,585	E: 454,363
			U: 4,180	U: 66,115

C. Bories	0	0	E: 46,134	E: 844,714
			U: 77,805	U: 727,782

D. L. McAusland	58,494	1,124,018	E: 89,878	E: 1,714,986
			U: 111,476	U: 1,136,439

(1) E: Exercisable U: Unexercisable
Aggregated F Option Exercises during 2006 and Year-End Option Values

			Shares Underlying	Value of
	Shares	Aggregate	Unexercised	Unexercised
	Acquired	Value	Options at	In-the-Money Options at
Name	on Exercise	Realized	31 Dec. 2006 (1)	31 Dec. 2006 (1)
	(#)	(€)	(#)	(€)

C. Bories	63,770	544,915	E: 55,801	E: 0
			U: 0	U: 0

(1) E: Exercisable U: Unexercisable

Alcan Stock Price Appreciation Unit Plan
The Alcan Stock Price Appreciation Unit Plan (“SPAU Plan”) also provides for the granting to senior employees of non-transferable Stock Price Appreciation Units (“SPAU”).
Grants are made under the SPAU Plan instead of under the Option Plan due to certain local considerations in countries of the employees’ residence. No annual grant of SPAUs was made in 2006. The purpose of the SPAU Plan is to attract and retain employees and to encourage an increased proprietary interest in the Company.
The SPAU Plan was approved on 26 September 2001 by the Human Resources Committee.
A SPAU is a right to receive cash in an amount equal to the excess of the market value of a Share on the date of exercise of a SPAU over the market value of a Share as of the date of grant of such SPAU. SPAUs may be exercised in the same manner as C Options (see page 29).
In 2006, no SPAUs were granted to any of the Named Executive Officers.
The following table summarizes, for each of the Named Executive Officers, (a) the number of SPAUS exercised during 2006, (b) the aggregate value realized upon exercise, which is the difference between the market value of the underlying Shares on the exercise date and the exercise price of the SPAU, (c) the total number of SPAUs unexercised held at 31 December 2006, and (d) the aggregate value of unexercised in-the-money SPAUs at 31 December 2006, which is the difference between the exercise price of the SPAUs and the market value of the average price of the Shares on the last trading day prior to year-end, which was Can. $56.57 per Share. The aggregate values indicated with respect to unexercised in-the-money SPAUs at financial year-end have not been, and may never be, realized. These SPAUs have not been, and may never be exercised, and actual gains, if any, on exercise will depend on the value of the Shares on the date of exercise.
Aggregated SPAU Exercises during 2006 and Year-End SPAU Values

Value of
		Aggregate	SPAUs	Unexercised
	SPAUs	Value	Unexercised	In-the-Money SPAUs at
Name	Exercised	Realized	at 31 Dec. 2006 (1)	31 Dec. 2006 (1)
	(#)	(Can. $)	(#)	(Can. $)

R. B. Evans	28,510	561,267	E: 28,510	E: 447,892
			U:28,510	U:447,892

M. Jacques	0	0	E: 47,054	E: 783,183
			U:83,228	U:796,612

(1) E: Exercisable U: Unexercisable

Restricted Share Unit Plan and Executive Deferred Share Unit Plan
The RSU Plan, described on page 23, provides for the granting to eligible executives of RSUs. The purpose of the plan is also to attract and retain employees and to encourage an increased proprietary interest in the Company. In 2006, 175,333 RSUs were granted to the Named Executive officers.
The EDSU Plan, described on page 24, provides to executives the possibility of electing to receive their EPA, Total Shareholder Performance or RSUs earned awards in the form of EDSUs.

The following table summarizes the number of EDSUs and RSUs held by each Named Executive Officers and the value of such EDSUs and RSUs as at 31 December 2006, based on the Share price on the last trading day prior to year-end ($48.74).
RSUs and EDSUs Outstanding at Year-End and Year-End Values

	Restricted Share Unit Plan		Executive Deferred Share Unit Plan

	Aggregate number	Value as at	Aggregate number	Value as at
	of Units	31 December 2006	of Units	31 December 2006
Name (1)	(#)	($)	(#)	($)

R. B. Evans	72,451	3,531,262	41,287	2,012,328

M. Hanley	29,342	1,430,129	—	—

M. Jacques	26,945	1,313,299	2,265	110,396

C. Bories	26,850	1,308,669	—	—

D. L. McAusland	19,745	962,371	10,004	487,595

(1)	T. Engen did not hold RSUs or EDSUs as at 31 December 2006.

Total Shareholder Return Performance Plan
The TSR Plan, described on page 22, is a cash incentive plan that provides performance awards to eligible employees based on the Company’s Share price and cumulative dividend yield performance relative to the performance of the companies included in the S&P Industrials Index over a three-year period.
The following table summarizes target cash performance award incentives under the TSR Plan for each of the Named Executive Officers.
TSR Plan Awards during 2006

			Estimated Future Payouts

	Securities,	Performance	Threshold	Target	Maximum
	Units or	Period	($)	($)	($)
	other
	Rights
Name (1)	(#) (2)

R. B. Evans	0	1 Oct. 2006 — 30 Sept. 2009	0	2,750,000	6,875,000

M. Hanley	0	1 Oct. 2006 — 30 Sept. 2009	0	1,114,575	2,786,438

M. Jacques	0	1 Oct. 2006 — 30 Sept. 2009	0	749,500	1,873,750

C. Bories	0	1 Oct. 2006 — 30 Sept. 2009	0	749,500	1,873,750

D. L. McAusland	0	1 Oct. 2006 — 30 Sept. 2009	0	749,500	1,873,750

(1)	T. Engen was not granted any target cash performance award under the TSR Plan since he resigned from Alcan in March 2006.

(2)	The TSR Plan provides for a grant of a target cash award; the actual payment of an award, if any, will depend on the total shareholder return as calculated in accordance with the TSR Plan — no securities, units or other rights were granted.

Retirement Benefits
Canadian Plan
During 2006, M. Hanley, M. Jacques and D. L. McAusland participated in the Alcan Pension Plan (Canada) and the Alcan Supplemental Retirement Benefits Plan (Canada), together herein referred to as the “Canadian Plan”. Pensions up to a statutory limit are payable under the former and, in excess thereof, under the latter.
The Canadian Plan is available to Alcan salaried employees in Canada and provides for pensions calculated on service with the Company and eligible earnings which consist of the average annual salary and EPA at its guideline amount up to a maximum, during the 36 consecutive months when they were the greatest. Eligible earnings are subject to a maximum, which was set with reference to the position of each Named Executive Officer at 31 December 2001. After this date, the maximum eligible earnings of each Named Executive Officer was set out according to the position prior to becoming an Executive Officer.
The following table shows estimated retirement benefits, expressed as a percentage of eligible earnings, payable upon normal retirement at age 65 to persons in the indicated earnings and service classifications.

Eligible	Years of Service

Earnings
	10	15	20	25	30	35

$400,000	17%	25%	33%	42%	50%	59%

$500,000
—	17%	25%	34%	42%	50%	59%
$600,000

$700,000
—	17%	25%	34%	42%	51%	59%
$2,000,000

The normal form of payment of pensions is a lifetime annuity with either a guaranteed minimum of 60 monthly payments or a 50% lifetime pension to the surviving spouse.
The 2006 eligible earnings and projected service upon normal retirement age of 65 were as follows: M. Hanley $445,900 and 32 years; M. Jacques, $403,960 and 21 years; D. L. McAusland, $533,260 and 20 years.
US Plan
During 2006, R. B. Evans participated in an Alcan-sponsored qualified pension plan in the US which, together with supplemental arrangements for payment directly by Alcan of pensions in excess of statutory limits, is herein referred to as the “US Plan”.
The US Plan is available to Alcan salaried employees in the US and provides for pensions calculated on service with the Company of up to 35 years and eligible earnings which consist of the average annual salary and EPA up to its guideline amount during the 36 consecutive months when they were the greatest. Eligible earnings are subject to a maximum, which was set with reference to the position of each Named Executive Officer at 31 December 2001.
The following table shows estimated retirement benefits, expressed as a percentage of eligible earnings, payable upon normal retirement at age 65 to persons in the indicated earnings and service classifications.

Eligible	Years of Service

Earnings
	10	15	20	25	30	35

$700,000
—	17%	25%	34%	42%	51%	59%
$1,300,000

$1,400,000
—	17%	26%	34%	43%	51%	60%
$2,000,000

The normal form of payment of pensions is a lifetime annuity with either a guaranteed minimum of 60 monthly payments or a 50% lifetime pension to the surviving spouse.
The 2006 eligible earnings of R. B. Evans and projected service upon normal retirement age of 65 were $1,101,240 and 16 years.
French Plan
During 2006, C. Bories participated in an Alcan-sponsored supplemental pension plan in France, herein referred to as the “French Plan”. The French Plan was adopted in 2000 by Pechiney for executive officers in France with at least two years of service. The lifetime pension is a percentage of eligible earnings varying from 65% to 50% depending on their eligible earnings. The eligible earnings consist of the average annual salary together with the annual bonus during the five years preceding the retirement. The eligible earnings are adjusted for inflation from the payment date of earnings to the year of retirement. Following the Pechiney acquisition, no new executive officers were eligible to participate in the French Plan and the eligible earnings were from that date set with reference to the executive officers’ position prior to the Pechiney acquisition.
The following table shows estimated lifetime pension expressed as a percentage of eligible earnings, payable upon normal retirement at age 65 to persons in the indicated earnings classifications.
Eligible Earnings

$400,000	65%

$500,000	61%

$600,000	57%

$700,000	53%

$800,000	50%

The retirement benefits are reduced by other retirement benefits such as social security benefits, benefits payable from French retirement schemes and benefits from prior employment, but excluding benefits paid from the Pension Plan for Officers described below.
The normal form of payment of pensions is a lifetime annuity with a 60% lifetime pension to the surviving spouse.
The 2006 eligible earnings of C. Bories were $724,560. Retirements benefits under the French Plan only vest at retirement.
Pension Plan for Officers
Officers generally participate in the Alcan pension plan available to salaried employees in the country where they join the company and are expected to retire (herein referred to as “home country pension plan”).
Eligible earnings under these plans are subject to a maximum and the part of their earnings in excess thereof is eligible for the Pension Plan for Officers (“PPO”). This design assures internal equity between Officers who are compensated on the same US salary scale but participate in home country pension plans with different standards and who have been with the Company for different lengths of service prior to becoming an officer.
The PPO provides benefits only in respect of services rendered while an officer.
The five aforementioned Named Executive Officers participated in the PPO.
Participants in the PPO are the CEO and officers who report to the CEO (a total of ten individuals at the end of 2006) and are designated by the Human Resources Committee.
The PPO provides for pensions calculated based upon service of up to 20 years as an officer and eligible earnings which consist of the excess of the average annual salary and EPA at its guideline level during the 60 consecutive months when they were the greatest over eligible earnings in their home country pension plan. The following table shows the percentage of eligible earnings, payable under the PPO upon normal retirement age after 60 according to years of service as an officer.
Years as Officer

5	10	15	20

15%	30%	40%	50%

The normal form of payment of pensions is a lifetime annuity. Pensions are not subject to any deduction for social security or other offset amounts. The PPO is an unfunded obligation of Alcan and pensions are paid from operating cash flows of the Company.
The 2006 salary and EPA at its guideline amount and projected service as an Officer upon retirement age of 65 were as follows: R. B. Evans, $2,332,600 and 16 years; M. Hanley, $1,140,240 and 29 years; M. Jacques, $925,920 and 14 years; C. Bories, $987,920 and 26 years; D. L. McAusland, $943,920 and 20 years.
T. Engen did not participate in any of the pension plans sponsored by the Company.
Value of the Retirement Benefits
In the interest of greater disclosure and clarity for Shareholders, this section provides details on the value of the retirement benefits for each Named Executive Officer.

A measure of the value of the Canadian Plan, the US Plan, the French Plan and the PPO that can be deemed to be part of the total 2006 compensation of the five aforementioned Named Executive Officers is the service cost of the plans. The service cost is the estimated present value of benefits attributable by the pension benefit formula to services rendered by the plan members during a given period.
Another measure of the value of pension plans or pension benefits is the projected benefit obligation (“PBO”) that can also be deemed to be part of the total 2006 compensation of the Named Executive Officers. The PBO is the actuarial present value of the part of the total pension payable at retirement that is attributable to service rendered up to the date of valuation. The increase of the PBO over a year includes the service cost, the normal increase arising from the PBO being discounted by one year less, variations arising from a change of the interest rate used to discount the PBO and from the assumptions being different from actual experience.
The service cost and the PBO amounts are only estimates of the discounted value of contractual entitlements. The value of these estimated entitlements will change over time because they are based on long term assumptions in relation to future events that will not represent actual developments. Assumptions will vary by plan to take into account the general characteristics of its membership, such as the expected distribution of retirement ages, future compensation increases and life expectancy.
Furthermore, the methods used to determine these amounts will not be the same as those used by other companies and therefore will not be directly comparable. The actuarial assumptions applied are the same as those used to determine the current service cost and the projected benefit obligation as disclosed in the note on Post-Retirement Benefits to Alcan’s 2006 annual financial statements. There is no contractual undertaking by the Company to pay benefits of equivalent amounts.
The following table provides, for each Named Executive Officer, the estimated annual total pension based on current compensation and assuming retirement at age 65, the current 2006 service cost and the projected benefit obligation calculated at year-end 2005 and 2006.

Name	Projected Annual pension payable at age 65 ($)	Projected Benefit Obligation 31 December 2006 ($) (a)	Projected Benefit Obligation 31 December 2005 ($) (b)	Current 2006 Service Cost ($) (c)	Change in Projected Benefit Obligation Excluding Service Cost (1) ($) (d)=(a)-(b)-(c)

R. B. Evans	842,300	4,292,000	2,640,000	364,000	1,288,000

T. Engen	323,800(2)	4,524,000	4,313,000	226,000	(15,000)

M. Hanley	636,900	1,856,000	1,517,000	263,000	76,000

M. Jacques	342,400	1,178,000	801,000	225,000	152,000

C. Bories	362,000(3)	962,000	813,000	112,000	37,000

D. L. McAusland	425,700	1,957,000	1,672,000	207,000	78,000

(1) Includes any change in the PBO resulting from a variation of the discount rate between year-end 2005 and 2006. An increase of the interest rate reduces the PBO and a decrease of the interest rate increases the PBO. The interest rate used to discount the PBO is based on long-term bond yields prevailing at the year-end, calculated in the country where the plan is located. The change does not take into account investment income on pension funds provided for the PBO.
(2) Amount in pension paid since April 2006 in accordance with a retirement adjustment contract under which he was entitled to the same level of retirement benefits he would have received had he remained employed with his previous employer.
(3) Amount after reduction for estimated other retirement benefits.

Employment Agreements
On various dates, Alcan entered into employment agreements with the Named Executive Officers, setting out the terms and conditions of their employment. Each of these Named Executive Officers is entitled to base salary, annual bonus, Option grants, awards under the TSR Plan, pension plan participation and customary perquisites, as described herein. They are eligible for a termination payment equal to 24 months of their base salary and EPA at the guideline amount if they are terminated without cause.
On various dates, the Company entered into change of control agreements with certain key senior employees, including the Named Executive Officers. The terms of these agreements are effective upon the occurrence of two events: (1) a change of control of the Company, and (2) the termination of the employees’s employment with the Company either by the Company without cause or by the employee for defined reasons. In such cases, the employees will be entitled, depending on the individual in question, to an amount equal to either 24 or 36 months of their base salary and EPA at the guideline amount. The Named Executive Officers will also be entitled to an amount determined under the RSU Plan and the TSR Plan.

Directors’ Compensation
Annual Fees
For the second half of 2006, Non-Executive Director compensation was reviewed and increased to align compensation levels with competitive levels based on the recommendation of the Human Resources Committee’s consultant.
The following table sets out the annual fees for Non-Executive Directors according to the Chairman position, directorship, Audit Committee membership and chairman positions of the various committees for the first and second half of the year 2006.

Position	Annual fee to 30 June 2006 ($)	Annual fee as of 1 July 2006 ($)

Chairman of the Board	350,000	380,000

Other Directors	150,000	180,000

Audit Committee Chairman	25,000(1)	30,000(1)

Audit Committee Member	5,000(1)	7,000(1)

Human Resources Committee Chairman	—(2)	10,000(1)

Environment, Health and Safety Committee Chairman	—(2)	5,000(1)

(1)	These fees are in addition to the annual compensation fee for each Non-Executive Director.
(2)	No specific annual fee.
Director Deferred Share Units
To ensure alignment of the interests of the Non-Executive Directors with those of Shareholders, at least 50% of Directors’ compensation is required to be paid in the form of Director’s Deferred Share Units (“DDSUs”) (see below) and 50% in the form of either cash or additional DDSUs at the election of each Non-Executive Director. DDSUs are the economic equivalent of Shares.
The number of DDSUs to be credited each quarter is determined by dividing the quarterly amount payable by the average price of a Share on the Toronto and New York stock exchanges on the last five trading days of the quarter.
Additional DDSUs are credited to each Non-Executive Director corresponding to dividends declared on Shares. The DDSUs are redeemable only upon termination (retirement, resignation or death). The cash amount to be paid by Alcan upon redemption will be calculated by multiplying the accumulated balance of DDSUs by the average price of a Share on the said exchanges at the time of redemption.
Ownership Guidelines
The Board believes it is important that Non-Executive Directors demonstrate their commitment to Alcan’s growth through share ownership. In 2006, the Board approved a share ownership guideline for Non-Executive Directors. All Non-Executives Directors must hold a minimum of the equivalent of three times their respective annual fees in the form of (i) Common Shares of the Company and/or (ii) DDSUs. Non-Executive Directors will have five years from the time of their first election to the Board to meet these Share ownership requirements.

Other Compensation
In 2006, Non-Executive Directors could invest all or part of the cash portion of their fees (if applicable) in Shares through the Share Investment Plan for Directors which included the Share Purchase Plan and Dividend Reinvestment Plan. This plan was similar to the Share Investment Plan available to all Alcan Shareholders. The Share Purchase Plan for Directors was terminated at the end of 2006 in conjunction with the termination of the Share Purchase Plan.
Non-Executive Directors are not granted Share options. No current Non-Executive Directors have sold any Shares in the past three years.
Non-Executive Directors are reimbursed for transportation and other expenses incurred in attending Board and Committee meetings.
Non-Executive Directors who are not Canadian residents are entitled to paid tax advice. During 2006, Messrs. Jacamon, Ruding and Schulmeyer were each reimbursed $1,500 for this purpose.
An employee of Alcan who is a Director is not entitled to receive fees for serving on the Board.
The following table sets out the compensation of each Non-Executive Director for 2006.

		Portion of Fees in

		Director’s
		Deferred
		Share Unit			DDSUs/
	Annual Fees	Plan		Cash	Common	Cash
Name	($)	(%)		(%)	Shares*	$

Roland Berger	165,000	100		—	3,865	—

L. Denis Desautels (1)	192,500	62.5	**	37.5	2,666	42,188

L. Yves Fortier (2)	365,000	100		—	8,703	—

Jean-Paul Jacamon (3)	168,500	50		50	1,977	84,250

Yves Mansion (4)	171,000	100		—	4,013	—

Gwyn Morgan	165,000	100		—	3,752	—

Christine Morin-Postel	165,000	100		—	3,900	—

H. Onno Ruding (5)	167,500	50		50	1,944	83,750

Guy Saint-Pierre (6)	169,750	100	**	—	3,677	—

Gerhard Schulmeyer (7)	170,000	50		50	2,222	81,250

Paul M. Tellier (4)(8)	173,500	100		—	4,245	—

Milton K. Wong (4)	171,000	100		—	4,053	—

*	Includes dividends reinvested on previously-held DDSUs and Common Shares.

**	As of 1 October 2006, the Non-Executive Directors elected to modify their participation in DDSUs to the amounts indicated.

(1)	Chairman of the Audit Committee.

(2)	Chairman of the Board.

(3)	Member of the Audit Committee from 30 July 2006.

(4)	Member of the Audit Committee.

(5)	Member of the Audit Committee until 30 July 2006.

(6)	Member of the Audit Committee from 27 April 2006.

(7)	Chairman of the Human Resources Committee.

(8)	Chairman of the Environment, Health and Safety Committee.

The following table sets out each Non-Executive Director’s equity ownership in the Company and any changes in the ownership interest since 26 February 2006.

Equity Ownership as Net Changes in
at 26 February 2006 Equity Ownership as Equity Ownership
at 26 February 2007							Market Value
							of Equity as at
							26 February
	Common		Common		Common		2007(1)	Share Ownership
Name	Shares	DDSUs	Shares	DDSUs	Shares	DDSUs	($)	Requirement Met

Roland Berger	—	7,472	5,000	11,357	5,000	3,885	899,471	✓

L. Denis Desautels	960	5,971	1,212	8,400	252	2,429	528,564	(2)

L. Yves Fortier	1,000	27,178	1,000	35,932	—	8,754	2,030,891	✓

Jeffrey E. Garten	—	—	—	—	—	—	—	(3)

Jean-Paul Jacamon	136	4,024	136	6,012	—	1,988	338,079	(4)

Yves Mansion	—	8,282	—	12,316	—	4,034	677,257	✓

Gwyn Morgan	15,000	—	15,000	3,766	—	3,766	1,031,942	✓

Christine Morin-Postel	—	9,790	—	13,712	—	3,922	754,023	✓

H. Onno Ruding	112	2,712	112	4,666	—	1,954	262,742	(4)

Guy Saint-Pierre	17,734	11,345	18,837	13,937	1,103	2,592	1,802,243	✓

Gerhard Schulmeyer	2,421	11,158	2,542	13,276	121	2,118	869,832	✓

Paul M. Tellier	1,969	19,123	1,980	23,387	11	4,264	1,394,931	✓

Milton K. Wong	40,000	10,890	40,000	14,966	—	4,076	3,022,580	✓

(1)	The market value is determined based on the Share price ($54.99) on this date.

(2)	Equity ownership requirement must only be met in 2008.

(3)	Equity ownership requirement must only be met in 2012.

(4)	Equity ownership requirement must only be met in 2009.

Indebtedness of Directors, Executive Officers and Employees
Directors and former Directors are not indebted to Alcan.
The following table sets out the aggregate indebtedness of Executive Officers and employees and former Executive Officers and employees of Alcan and its Subsidiaries to the Company in respect of loans given to Executive Officers in connection with the exercise of A Options (“Option Loans”) and other loans, excluding “routine indebtedness” as defined under applicable Canadian Securities laws.
Aggregate Indebtedness

Purpose	To Alcan or its Subsidiaries ($)	To Another Entity

Share Purchases (Option Loans)	442,669	—

Other	5,156,016	—

The following table sets out the indebtedness of Executive Officers to Alcan or its Subsidiaries, excluding routine indebtedness. No further Option Loans will be given to officers under the Option Plan.
Table of Indebtedness of Executive Officers

Name and Principal Position	Involvement of Alcan	Largest Amount Outstanding During 2006 ($)	Amount Outstanding as at 26 February 2007 (1) ($)	Financially Assisted Share Purchases During 2006 (#)	Security for Indebtedness	Amount Forgiven During 2006

G. Ouellet	Lender	45,142	41,380	0	(2)	0
Senior Vice President

(1)	Represents a loan in respect of A Options.

(2)	Security for the indebtedness is provided by the deposit of the certificates representing the relevant Shares with CIBC Mellon, as trustee, which holds the certificates registered in its name until full repayment of the particular Option Loan has been made to Alcan.

Directors’ and Officers’
Liability Insurance
Alcan carries insurance covering liability, including defence costs, of directors and officers of Alcan and its Subsidiaries, incurred as a result of their acting as such, except in the case of failure to act honestly and in good faith. The policy provides coverage against certain risks in situations where Alcan may be prohibited by law from indemnifying the directors or officers. The policy also reimburses Alcan for certain indemnity payments made by Alcan to such directors or officers, subject to a $10 million deductible in respect of each insured loss.
The premium paid by Alcan for coverage in 2006 was $2,994,500 and the limit of insurance is $225 million per loss and in the aggregate per year.
Additional Information
Additional information relating to Alcan may be found on Alcan’s Internet site at www.alcan.com, on SEDAR (website of the Canadian Securities Administrators) at www.sedar.com or EDGAR (website of the SEC at www.sec.gov. Financial information is provided in Alcan’s financial statements and management’s discussion and analysis report, which may be obtained, without charge, on request from the Corporate Secretary of Alcan at the registered office of Alcan, 1188 Sherbrooke Street West, Montreal, Quebec, Canada, H3A 3G2, telephone: (514) 848-8000.
Approval of the Board of
Directors
The Board of Directors has approved the contents of this Circular and its sending to Shareholders.
(Signed) Roy Millington
Roy Millington
Corporate Secretary

Schedule A
Resolution — Adoption of Amendments to the Alcan Executive Share Option Plan
THAT the amendments to the Alcan Executive Share Option Plan (as described in Schedule B of the Proxy Circular dated 26 February 2007), be and are hereby approved.
Schedule B
Summary of the Alcan Executive Share Option Plan Amendments
On 6 June 2006, the Toronto Stock Exchange (“TSX”) published a Staff Notice in regard to security based compensation arrangements such as the Alcan Executive Share Option Plan (“Option Plan”), relating to the amendments provisions and the extension of Option (“Option”) expiry dates which fall within or soon after a blackout period. Unless the proposed amending provisions are adopted by 30 June 2007, the TSX-listed companies will not be permitted to make any amendments to plans similar to the Option Plan without shareholder approval.
Although the Company introduced the Restricted Share Unit Plan in 2006 as a new long-term incentive plan to be used instead of the Option Plan, the Company may in the future again decide to issue Options under the Option Plan and, therefore, recommends the proposed amendments below.
The Company’s proposed amendments will:

a)	require Shareholder approval for the following changes to the Option Plan:

•	reducing the subscription price (except for adjustments to reflect certain transactions made pursuant to the Option Plan) including a cancellation of Options for the purpose of re-issuing new Options;

•	increasing the number of Common Shares that may be issued under the Option Plan;

•	extending the expiry date beyond ten years from the grant date;

•	changing the provisions relating to the transferability of Options other than those already allowed under the Option Plan; and

•	expanding the eligibility of individuals for participation in the Option Plan.

b)	specify that the Board of Directors may make the following amendments without Shareholder approval:

•	modifying the Option Periods during which Options may be exercised, subject to the Option Period terminating no later than the tenth anniversary of the date of the grant of the Option;

•	changing the terms on which new Options may be granted and exercised including, without limitation, the provisions relating to the vesting, expiry, waiting period and the adjustments to be made pursuant to the Option Plan;

•	making any addition to, deletion from or alteration of the provisions of the Option Plan that are necessary to comply with applicable law or the requirements of any applicable regulatory authority or stock exchange;

•	correcting or rectifying any ambiguity, defective provision, error or omission in the Option Plan;

•	changing the provisions relating to the administration of the Option Plan; and

•	any other amendment that does not require Shareholder approval by virtue of the Option Plan, applicable laws or relevant regulatory requirements.

c)	provide for an extension of the Option Period when it would terminate while a trading blackout is in effect. In keeping with Alcan’s policies, Options must not be exercised by insiders when a trading blackout is in effect. This may pose a problem when an Option is set to expire during a blackout period. The TSX allows issuers’ stock option plans to be amended to extend the exercise period for up to ten business days beyond the end of an issuer’s trading blackout period. The proposed amendment to the Option Plan adds a new definition to define “Blackout Period” and “Business Day” as well as a new section whereby, if the date on which an option expires occurs during a “Blackout Period” or within ten business days after the last day of a “Blackout Period”, the date of expiry of such option will be the last day of such ten business day period.

The Company’s proposed amendments to the Option Plan have been approved by the TSX, subject to disinterested Shareholder approval. A copy of the full text of the Option Plan, as proposed to be amended, is available on Alcan’s Internet site at www.alcan.com. Shareholders may also obtain a copy of the full text of the Option Plan, as proposed to be amended, from the Corporate Secretary’s office, 1188 Sherbrooke Street West, Montreal, Quebec, Canada, H3A 3G2.